February 27, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Lyn Shenk, Branch Chief

Re:                             Manchester United plc

Form 20-F for Fiscal Year Ended June 30, 2014

Filed on October 27, 2014

Form 6-K Filed on November 21, 2014

File No. 001-35627

Dear Mr. Shenk:

Set forth below are the responses of Manchester United plc (“Manchester United” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated, and received via email on February 12, 2015 (the “February 12 Letter”), related to the Company’s Form 20-F for the fiscal year ended June 30, 2014, filed by the Company on October 27, 2014 (the “Form 20-F”), and the Company’s Form 6-K, filed by the Company on November 21, 2014 (the “Form 6-K”). Each response is keyed to the corresponding numbered paragraph in the February 12 Letter.

Form 20-F for the Fiscal Year Ended June 30, 2014

Exhibit 13.2

1.                                      Please amend your filing to file a new certification that refers to the correct fiscal year ended June 30, 2014.

Concurrently with this letter, the Company is filing Amendment No. 1 on Form 20-F/A, including a new certification as Exhibit 13.2 referring to the correct fiscal year ended June 30, 2014.

Form 6-K filed on November 21, 2014

Out of period adjustments, page 17

2.                                      We note your statement that “the interim consolidated financial statements for the three months ended 30 September 2014 include an out of period adjustment which is not considered material to the prior or current year annual financial statements. The adjustment results in a credit of £1.9 million to the income statement related to broadcasting revenue that is in respect of the prior year”. However, as your profit for the period is £23.9 million, it appears that this adjustment may be material. Accordingly, please tell us in further detail the nature of this out of period adjustment and how you evaluated paragraphs 5, 41 to 49 of IAS 8 in determining its materiality.

In response to the Staff’s comment, the Company is entitled to broadcasting revenues from UEFA, linked to participation in the UEFA Champions League. These broadcasting revenues are initially paid to the Company, and recorded as revenue, based on worldwide revenue estimates made by UEFA at the beginning of each season. At the end of each season, once UEFA has finalized its own accounting records for the period, those estimates are ‘trued up’ to reflect actual worldwide revenues earned from the UEFA Champions League, and any residual revenues are usually paid to the 32 clubs participating in the competition. The Company has no visibility as to the worldwide revenues earned by UEFA and cannot reliably estimate the ‘true up’ element of these broadcasting revenues. Accordingly, no revenue is recognized until the amount due is communicated to the Company.

For the fiscal year ended June 30, 2014, those additional broadcasting revenues amounted to £1.9 million. This amount was communicated to and received by the Company on October 24, 2014, which was after the Company announced its results for that year on September 10, 2014, but prior to the date that the Company’s audited financial statements for year-end were authorized and issued on October 27, 2014. The Company evaluated that the credit met the definition of an adjusting event after the reporting period (as defined in IAS 10).

The Company, in line with its internal control framework, completed an assessment of the materiality of the credit in the year-end financial statements, having regard for IAS 10, IAS 8, paragraphs 5, 41 - 48, and SAB 99, taking into account the size and nature of the credit, together with both qualitative and quantitative factors. The Company noted that:

•                                          The credit represented approximately 0.4%, 1.4%, 1.5%, and 4.7% respectively of revenue, broadcasting revenue, Adjusted EBITDA, and profit before tax for the year ended June, 30 2014. Given the credit represented less than 5% of these key metrics, the Company assessed that the credit was not quantitatively material to the year-end financial statements;

•                                          The credit of £1.9 million is stated before taxation and has therefore been evaluated against the profit before tax for the year of £40.5 million and Adjusted EBITDA for the year of £130.1 million, rather than profit after tax of £23.9 million;

•                                          The Company further considered the materiality of the credit to the forecasts for the year ending June 30, 2015. As reported in our Earnings Releases for Q1 and Q2 for fiscal 2015, the Company expected revenue to be £385m to £395m and Adjusted EBITDA to be £90m to £95m. The credit represents a similarly low proportion of these key financial metrics (0.5% and 2.1%, respectively). The Company also considered the impact against a small forecast Loss Before Tax and noted that this credit would not change the trend of this result. Additionally, given the small forecast Loss Before Tax, the Company considered that this was not an appropriate metric against which to judge the materiality of the credit. Accordingly, the credit was not considered to be material to the year in which this matter was corrected out of period.  The Company has continued, and will continue, to monitor the impact of this credit for the remainder of fiscal 2015;

•                                          There would be no change in the trend of the Group’s key financial metrics were this credit to have been recognised within the year ended June, 30 2014 for any year affected;

•                                          There would be no impact on the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements were this credit to have been recognised within the year ended June, 30 2014 for any period affected;

•                                          The credit does not represent an attempt to conceal an unlawful transaction; and

•                                          The credit had no significant impact on executive compensation in any period.

Having evaluated all of the above factors, the Company concluded that the credit was not material and that the impact of the out of period adjustment would not “influence the economic decisions that users make on the basis of the financial statements”.

Accordingly, because the credit was not material to the year-ended June 30, 2014, nor is it material to the expected June 30, 2015 results, no adjustment to the year-end 2014 financial statements was considered to be required. Therefore, the credit was recognised and disclosed in the quarter ended September 30, 2014 as an out of period adjustment.

* * *

In connection with responding to your comments in the February 12 Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,

MANCHESTER UNITED PLC

/s/ Edward Woodward

Edward Woodward
Executive Vice Chairman